SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 17, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pursuant to article 12 of CVM Rule 358/02, we are sending the notice to the market from BlackRock, referring to the interest corresponding to over 5% of all preferred shares of TAM S.A.

NOTICE TO THE MARKET

1) The undersigned BlackRock, Inc (“BlackRock”) hereby inform that on 04.07.2009, on behalf of its clients, as managers of third-party funds, they acquired preferred shares and American Depositary Receipts (“ADR’s”), which, along with the originally held, totalized the amount of 5,050,395 preferred shares, equivalent to 5.03% of total preferred shares issued by TAM S.A. (“TAM”), at the aforementioned date.
2) In order to comply with Article 12 of CVM Instruction 358, as of 01.03.2002, as amended by CVM Instruction 449, as of 03.15.2007, BlackRock informs that:
i. BlackRock’s headquarters is located at 40 East 52nd Street, New York, New York 10022-5911, United States of America;
ii. BlackRock acquired preferred shares and ADR’s totalizing 5,050,395 preferred shares issued by TAM, as managers of third-party funds, according to item 1 hereof;
iii. the purpose of the aforementioned corporate interest is solely investment, not existing any intention to amending TAM`s share control or administrative structure;
iv. debentures convertible into shares issued by TAM are not hold by such clients; and
v. no contract nor agreement has been executed for ruling the right to vote or purchase and sale of securities issued by TAM.

Sincerely,

BlackRock, Inc
Roberto Vianna do Rego Barros

Líbano Miranda Barroso
Investor Relations Officer

TAM S/A
AV. Jurandir, 856 – Lote 4 – Jardim Ceci
CEP: 04072-000     São Paulo - SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.